DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303-2214
www.dlapiper.com
Edward H. Batts
edward.batts@dlapiper.com
T	650.833.2073
F	650.687.1106

November 10, 2009

United States Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention: Evan S. Jacobson

Re:	Extreme Networks, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 23, 2009
File No. 000-25711

Dear Mr. Jacobson:

We are writing in response to the letter received by Extreme Networks, Inc., a Delaware corporation (the “Company”), from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated November 5, 2009, with respect to the Company’s preliminary proxy statement on Schedule 14A for its 2009 annual meeting of stockholders (the “Preliminary Proxy”); File No. 000-25711 in which the Staff communicated that it had no further comments regarding the Preliminary Proxy.

Subsequent to receipt of the letter, the Company determined that it would revise the terms of the proposed option exchange offer, which constitutes Proposal Number 3 in the Preliminary Proxy. Specifically, the Company is increasing the number of options subject to the exchange, such that it has created a new tier for options with exercise prices per share of between $7.00 and $8.06, at a 1 (restricted share)-for-8 (exchanged options) exchange ratio. Previously, all options above $7.00 per share in exercise price would have received a cash payment. Under the revised terms, only options above $8.06 per share in exercise price now will receive a cash payment. The net effect of the revised offer is that the potential issuance of new restricted shares by the Company is increased by approximately 229,030 shares (out of approximately 89 million outstanding, or 0.2%), while the maximum aggregate cash payable by the Company decreases from approximately $222,000 to approximately $10,000. The Company continues to believe that because of the market dynamics of the exchange offer, the potential dilution is not necessarily material in nature and, further, that an additional maximum potential dilution of 0.2% as of a result of the revised terms does not alter this conclusion.

In addition, the Company determined that it would revise Proposal Number 4 in the Preliminary Proxy in order to reduce the number of additional shares to be reserved under the Extreme Networks 2005 Equity Incentive Plan (the “2005 Plan”) from 5.3 million to 4 million shares. Accordingly, assuming that Proposal Number 4 is approved by the Company’s stockholders the maximum number of shares reserved for issuance under the 2005 Plan would increase from its current maximum of 23 million to a new maximum of 27 million shares.

Because the changes to the Preliminary Proxy constitute more than immaterial date changes, the Company is re-filing the Preliminary Proxy herewith and would appreciate notification from the Staff as soon as feasible of either no subsequent review of the Preliminary Proxy or any comments that the Staff may have.

United States Securities and Exchange Commission

Re: Extreme Networks, Inc.

November 10, 2009

Page Two

Should you have additional questions that you would like to discuss telephonically, please do not hesitate to call the undersigned at (650) 833-2073.

Very truly yours,

DLA Piper LLP (US)

/s/ Edward H. Batts
Edward H. Batts

Partner

Admitted to practice in California